ORCHARD SECURITIES, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5

PART III, FACING PAGE AND OATH OR AFFIRMATION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

ORCHARD SECURITIES, LLC

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orchard Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

365 S. Garden Grove Ln, Suite 100
(No. and Street)

Pleasant Grove	UT	84062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adrienne Yost Hart (215) 816-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WSRP, LLC
(Name – *if individual, state last, first, middle name*)

155 North 400 West, Suite 400	Salt Lake City	UT	84103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Taylor Garrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orchard Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President

Title

2-26-21

Janean Baxter

Notary Public Utah County

Commission expires 9-12-23

Janean Baxter
State of Utah
Notary Public
Commission No. 708186
My Commission Expires 9/12/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

wsrp

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
Orchard Securities, LLC
Pleasant Grove, Utah

Opinion on Financial Statement

We have audited the accompanying statements of financial condition of Orchard Securities, LLC (the "Broker-Dealer") as of December 31, 2020 and 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

WSRP, LLC

WSRP, LLC

We have served as the Broker-Dealer's auditor since 2015.

Salt Lake City, Utah
February 26, 2021

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2020 AND 2019

ASSETS	2020	2019
Current Assets		
Cash and Cash Equivalents	$ 583,030	$ 500,507
Accounts Receivable, Net	883,199	658,986
Receivables from Related Parties	23,221	29,952
Other Current Assets	3,158	-
Total Current Assets	**1,492,607**	**1,189,445**
Fixed Assets		
Office Equipment	132,170	119,143
Tenant Improvements	8,710	8,710
Accumulated Depreciation	(135,459)	(121,017)
Total Fixed Assets	**5,421**	**6,836**
Other Assets		
Goodwill	55,000	55,000
Total Other Assets	**55,000**	**55,000**
TOTAL ASSETS	**$ 1,553,028**	**$ 1,251,281**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 77,178	$ 138,319
Payables to Related Parties	8,206	27,052
Total Current Liabilities	**85,384**	**165,371**
Total Liabilities	**85,384**	**165,371**
Members' Equity	**1,467,644**	**1,085,910**
Total Liabilities and Members' Equity	**$ 1,553,028**	**$ 1,251,281**

The accompanying notes are an integral part of these financial statements.

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006, and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from FINRA on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses are recorded when all significant items relating to the securities transactions have been completed and the income is reasonably determinable. The Company does not participate in any proprietary securities transactions.

The Company's accounting policy has been updated to align with the new standard to recognize revenue when the following criteria are met 1) Contract with the customer has been identified, 2) Performance obligations in the contract have been identified, 3) Transaction price has been determined, 4) Transaction price has been allocated to the performance obligations, and 5) Revenue is recognized when performance obligations are satisfied.

Revenue Concentration

A significant portion of the Company's revenue has historically been derived from three or four customers each year. For the year ending December 31, 2020, the four largest customers accounted for 78% of the Company's total revenue.

Cash and Cash Equivalents

For purposes of the statements of financial condition, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with one FDIC-insured institution. At December 31, 2020, the Company had $338,405 in excess of FDIC limits. At December 31, 2019 the Company had $254,007 in excess of FDIC limits.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties and for services provided. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2020 and 2019, management evaluated the collectability of the receivables and concluded that no allowance was necessary as amounts were determined to be collectible in full.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Bonus depreciation is used if qualifications are met. Depreciation expense for the years ended December 31, 2020 and 2019 was $14,442 and $31,178, respectively.

Advertising Expense

Advertising expenses are expensed as incurred. The Company's advertising expense was $1,566 and $38,849, respectively, for the years ending December 31, 2020 and 2019. These costs are included in Office Overhead and Operating expenses.

Rent Expense

The Company's rent expense for its office space was $55,677 and $28,058, respectively, for the years ending December 31, 2020 and 2019. The Company relocated in March of 2019 and continues a rental agreement with Summit Fulfillment Services, a related party, on a month-to-month agreement. As such, the effects of ASC 2016-02 Topic 842, Leases, is not applicable to the Company.

Goodwill

Goodwill represents the excess of the amount paid over the fair market value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. As of December 31, 2020, and 2019, the Company deemed no impairment of goodwill.

Income Taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. However, the Company records and pays state franchise taxes and other required taxes to CA, CT and TN annually as recorded in the financial statements. The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income taxes Topic of the FASB Accounting Standards Codification. For 2020 and 2019, management has determined that there are no material uncertain income tax provisions.

Financial Instruments

Financial Instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near-term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". The new guidance adds an impairment model, known as the current expected credit loss (CECL) model that is based on expected losses rather than

incurred losses. These amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable forward-looking information, which is intended to result in more timely recognition of such losses. All related guidance has been codified into, and is now known as, ASC 326 – Financial Instruments—Credit Losses. The new standard is effective for public companies for annual reporting periods beginning after December 15, 2019, and interim periods therein. The Company adopted ASU 2016-13 effective January 1, 2020 and has determined there is not a material impact on the Company's Financial Statements given that historical trend analysis and assessments for forward-looking qualitative analysis are already integrated into financial assessments for the Company.

Note 3 – Related Party Transactions

As of December 31, 2020, and 2019 the amounts due from the related parties were $23,221 and $29,952, respectively, and are contained in the "Receivables from related parties" on the Statements of Financial Condition. As of December 31, 2020, and 2019, the Company paid commissions and management fees to related parties (recorded in accounts CTT, Momentum, Brandon Balkman, Eric Burnside, Seth Anderson, Bucky Heiden, Trey Killingsworth and Management Fees) in the amount of $7,301,917 and $6,925,925, respectively. As of December 31, 2020, and 2019 amounts due to related parties totaled $8,206 and $27,052, respectively.

Note 4 – Goodwill

As stated in Note 2, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interest was transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020, the Company had net capital of $497,646 which was $491,954 in excess of its required net capital of $5,692. The Company's aggregate indebtedness to net capital was .17 to 1.

Note 6 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2020 through February 26, 2021, the date these financial statements were available to be issued. During this period, the Company did not have any material, or recognizable, subsequent events.